UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A and Class B units

(Title of Class of Securities)

None

(CUSIP Number)

Davis, Brown, Koehn, Shors & Roberts, P.C.

Attn: Mark D. Wickham

215 Tenth Street, Suite 1300

Des Moines, IA 50309

515-288-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: None

1	Name of Reporting Persons Granite Falls Energy, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 41-1997390

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, BK, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 39,080,949

	8	Shared Voting Power 0

	9	Sole Dispositive Power 39,080,949

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,080,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.3%

14	Type of Reporting Person 00 (LLC)

CUSIP No.: None

1	Name of Reporting Persons Project Viking, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 25-1922419

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 39,080,949

	8	Shared Voting Power 0

	9	Sole Dispositive Power 39,080,949

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,080,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.3%

14	Type of Reporting Person OO (LLC)

Reference is made to the report on Schedule 13D originally filed with the Securities and Exchange Commission on October 21, 2008, Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010, Amendment No. 2 filed with the Securities and Exchange Commission on December 3, 2010 and Amendment No. 3 filed with the Securities Exchange Commission on May 25, 2011 (“Schedule 13D”).  Pursuant to this Amendment No. 4 to Schedule 13D (this “Amendment”), Item 1, Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D are hereby amended as provided below.  Except as set forth in this Amendment, the Schedule 13D is not being amended.

Item 1.                     Security and Issuer.

This Amendment amends the Schedule 13D relating to the Class A and Class B units (the “Units”) of Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Issuer” or “HLBE”). The principal executive offices of the Issuer are located at 91246 390th Avenue, Heron Lake, Minnesota 56137-3175.

Item 2.                     Identity and Background.

This Amendment is being filed by Granite Falls Energy, LLC (“GFE”), a Minnesota limited liability company, and its wholly-owned subsidiary, Project Viking, L.L.C. (“Project Viking”), a Minnesota limited liability company (each a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 8, 2013, a copy of which is attached hereto as Exhibit G.  The Schedule 13D to which this Amendment relates was originally filed by Roland J. (Ron) Fagen (“Mr. Fagen”) and his wife, Diane K. Fagen (“Mrs. Fagen”), as the owners of Project Viking.  However, as reflected by this Amendment, Mr. Fagen and Mrs. Fagen no longer have any beneficial ownership interest in Project Viking or the Units.

The principal business of GFE is the production of fuel-grade ethanol, distillers grains and crude corn oil for sale.  The address of the principal business office of GFE is 15045 Highway 23 S.E., Granite Falls, Minnesota 56241.  Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of GFE (collectively, the “Schedule A Persons”), in each case as of the date hereof.

The principal business of Project Viking is to hold the Units for the purposes set forth in this Amendment.  The address of the principal office of Project Viking is 15045 Highway 23 S.E., Granite Falls, Minnesota 56241.  Attached as Schedule B hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Project Viking (collectively, the “Schedule B Persons”), in each case as of the date hereof.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons or Schedule B Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Schedule A Persons or Schedule B Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration.

The Reporting Persons hereby restate the disclosures contained in Item 3 of the Schedule 13D, which are hereby incorporated by reference.  On July 31, 2013, the Issuer issued 15,000,000 Class B Units and 8,075,000 Class A Units (collectively, the “Issuance”) to Project Viking, at a price of $0.30 per Unit, or $6,922,500 in the aggregate, pursuant to that certain Subscription Agreement Including Investment Representations dated July 31, 2013, between the Issuer and Project Viking attached as Exhibit H hereto and incorporated herein by reference (the “Subscription Agreement”).

The purchase of Units in the Issuance was funded in part with a bank loan from Granite Falls Bank to Project Viking and Mr. Fagen, as the borrowers, in the amount of $5,000,000, which bears interest at a rate of 3.99% and is due in a single lump sum payment upon the earlier of the demand of Granite Falls Bank or September 23, 2013.  A copy of the promissory note (the “GF Bank Note”) for this loan is attached as Exhibit I hereto and incorporated herein by reference.  In connection with its purchase of 100% of the membership interests of Project Viking, discussed in the following paragraph, GFE assumed the obligations under the GF Bank Note, with Project Viking and Mr. Fagen remaining secondarily liable for payment thereon, pursuant to that certain Assumption Agreement by and among GFE, Project Viking, Mr. Fagen and Granite Falls Bank attached as Exhibit J hereto and incorporated herein by reference and that certain Creditor and Debtors Agreement dated July 31, 2013 by and among GFE, Project Viking, Mr. Fagen and Granite Falls Bank attached as Exhibit K hereto and incorporated herein by reference.  The remainder of the purchase price for the Issuance was paid using working capital of Project Viking.

On July 31, 2013, GFE purchased from Mr. Fagen and Mrs. Fagen 100% of the membership interests of Project Viking (the “Viking Acquisition”) pursuant that certain Membership Interest Purchase Agreement dated July 31, 2013, attached as Exhibit L hereto and incorporated herein by reference.  The aggregate purchase price paid by GFE to Mr. Fagen and Mrs. Fagen for the Viking

Acquisition was $17,024,500, paid as follows: (i) an $8,000,000 cash payment from GFE to Mr. Fagen and Mrs. Fagen, paid using the working capital of GFE, (ii) the issuance of a secured promissory note (the “Fagen Note”) from GFE to Mr. Fagen and Mrs. Fagen in the principal amount of $4,024,500, which bears interest at a rate of 4% and is due in a single lump sum payment on August 30, 2013, a copy of which is attached as Exhibit M hereto and incorporated herein by reference and (iii) GFE’s assumption of Mr. Fagen’s and Project Viking’s obligations under the $5,000,000 GF Bank Note discussed in the preceding paragraph.  GFE anticipates borrowing funds from a commercial lender prior to August 30, 2013 in order to pay in full all obligations under the Fagen Note and the GF Bank Note.

The descriptions of the transactions and agreements set forth in this Item 3 are qualified in their entirety by reference to the complete agreements or instruments governing such matters, each of which is incorporated by reference and attached to this Statement as an exhibit pursuant to Item 7.

Item 4.         Purpose of Transaction.

GFE entered into the transactions described in this report in order to expand its market share and increase its efficiencies through ownership control of the Issuer.  GFE is in the business of producing fuel-grade ethanol, distillers grains and crude corn oil for sale.  The Issuer operates an ethanol plant in Heron Lake, Minnesota that also produces fuel-grade ethanol, distillers grains and crude corn oil for sale.

As a result of the Viking Acquisition, and Project Viking’s acquisition of the Units in the Issuance as described in Item 3, GFE will have ownership control over the operations and affairs of the Issuer.  The Reporting Persons may in the future exercise any and all of the rights associated with ownership of the Units as set forth in the Member Control Agreement attached hereto as Exhibit B (the “Member Control Agreement”), which is incorporated herein by reference.  Pursuant to the Member Control Agreement, a member of the Issuer that holds a majority of the Issuer’s outstanding membership units is entitled to appoint a majority of the Issuer’s governors.  Accordingly, as the owner of a majority of the Issuer’s outstanding units, Project Viking has appointed five of the Issuer’s nine governors, each of whom is also a governor of GFE.  Project Viking has also appointed two alternate governors of the Issuer, who may act in place of an absentee governor appointed by Project Viking.  Both such alternate governors are also governors of GFE.

In connection with the transactions described in Item 3, on July 31, 2013 the Issuer, GLE and Project Viking entered into that certain Subscription Supplement Agreement attached as Exhibit N hereto and incorporated herein by reference (the “Subscription Supplement Agreement”).  Pursuant to the Subscription Supplement Agreement, Project Viking agreed to vote the Units it holds in favor of and to cause the governors it appointed to the Issuer’s board of governors to vote in favor of three specified amendments (each a “Specified Amendment” and collectively, the “Specified Amendments”) to the Member Control Agreement. The first Specified Amendment would require that any Issuer board of governors action to (i) sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Issuer; (ii) merge or consolidate the Issuer with another person; (iii) materially change the business purpose of the Issuer; or (iv) voluntarily dissolve the Issuer, in each case would require the affirmative vote of at least two-thirds of the voting power of the Issuer’s governors in office. Under the Subscription Supplement Agreement, until the approval of these Specified Amendments by the Issuer’s members, Project Viking agreed that it will cause each governor it has a right to appoint to vote in favor of any of such actions only if at least one elected governor then serving on the Issuer’s board of governors also votes in favor of such action. The second Specified Amendment to the Member Control Agreement would add provisions consistent with the Subscription Supplement Agreement relating to alternate governors acting in the place and stead of absentee governors. The third Specified Amendment to the Member Control Agreement would remove the authority of the Issuer’s board of governors to increase the minimum ownership requirements and to place other membership restrictions on the holders of the Issuer’s Class B Units.  The Issuer agreed under the Subscription Supplement Agreement to call a special member meeting to consider and vote upon the Specified Amendments as soon as practicable following the closing.  The Reporting Persons expect that the Specified Amendments to the Member Control Agreement will be adopted in the near future.  GFE agreed to cause Project Viking to act in compliance with its covenants and obligations under the Subscription Supplement Agreement and the Subscription Agreement.

On July 31, 2013, the Issuer and GFE entered into that certain Management Services Agreement attached as Exhibit O hereto and incorporated herein by reference (the “Management Services Agreement”).  Pursuant to the Management Services Agreement, GFE agreed to supply its own personnel to act as part-time officers and managers of the Issuer for three positions, including Chief Executive Officer and Chief Financial Officer.  As a result, GFE and the Issuer now each have the same Chief Executive Officer and Chief Financial Officer.

Prior to the closing of the transactions described in Item 3, the Issuer had been conducting an offering of a maximum of $12 million in aggregate principal amount of promissory notes (the “Notes Offering”) titled “7.25% Secured Subordinated Notes due 2018” (the “2018 Notes”). Under the Subscription Supplement Agreement, with respect to Notes Offering subscriptions held in escrow or subscriptions for 2018 Notes subsequently received by the Issuer, the Issuer agreed to accept no more than $3,670,500 of such subscriptions. With this limit, the Reporting Persons expect that on a fully diluted basis, assuming all subscribers either (i) elect to receive Units, or (ii) elect to receive 2018 Notes and later convert such 2018 Notes to Units pursuant to their terms, the percentage interest of the Reporting Persons in the Units of the Issuer would not be reduced below 50.13%.

Pursuant to the Subscription Supplement Agreement, within 10 days following July 31, 2013, the Issuer will initiate a confirmation/re-subscription process to supplement and amend the terms of the Notes Offering and to require confirmation of subscriptions by subscribers to the 2018 Notes and holders of the 7.25% Subordinated Secured Notes due 2018 (the “Interim

Subordinated Notes”) that the Issuer sold on May 17, 2013. This process will allow such persons to (1) confirm/re-subscribe their subscription or Interim Subordinated Notes for 2018 Notes pursuant to the terms of the Notes Offering, or (2) elect to convert the principal amount of their subscription or Interim Subordinated Notes into a subscription for Units, at the rate of $0.30 per Unit.

The Reporting Persons beneficially own $102,000 in principal amount of the aggregate of $1,407,000 in principal amount of Interim Subordinated Notes. The Reporting Persons intend to convert this amount into 340,000 Class A Units as soon as practicable in connection with the confirmation/re-subscription process discussed in the preceding paragraph.  Other holders of Interim Subordinated Notes and other subscribers in the Notes Offering may subscribe for Units or later convert their 2018 Notes or Interim Subordinated Notes to Units, thus diluting the ownership percentage of the Issuer beneficially held by the Reporting Persons.

The descriptions of the transactions and agreements set forth in this Item 4 are qualified in their entirety by reference to the complete agreements or instruments governing such matters, each of which is incorporated by reference and attached to this Statement as an exhibit pursuant to Item 7.

Except as otherwise set forth herein, as of the date of this Amendment, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

A Reporting Person may, subject to the provisions and restrictions of the Member Control Agreement, market and general economic conditions and other factors, acquire additional Units or other securities of the Issuer or sell or otherwise dispose of all or a portion of the Units or other securities of the Issuer now owned or hereafter acquired by such Reporting Person.

The Reporting Persons may also take any other action with respect to the Issuer, its Units, or its other securities in any manner permitted by law.

Item 5.                     Interest in Securities of the Issuer.

(a)                                 As of the date hereof, the Reporting Persons beneficially own the following Units.  The aggregate number does not include 340,000 Class A Units that may be issued to Project Viking upon conversion of the $102,000 in principal amount of the Issuer’s Interim Subordinated Notes purchased by Project Viking on May 17, 2013.

Beneficial ownership of GFE and Project Viking as of July 31, 2013:

Class of Units	Aggregate Number Owned	Percentage
Class A Units	24,080,949	51.6%
Class B Units	15,000,000	100.0%
Total Units	39,080,949	63.3%

All information as to percentage ownership of the Issuer’s Units set forth in this Amendment is based upon information provided by the Issuer with respect to its Units outstanding in its Form 8-K filed with the Securities and Exchange Commission on August 2, 2013.

(b)                                 Project Viking has the sole power to vote, direct the vote, dispose or direct the disposition of the 39,080,949 Units beneficially owned by Project Viking.  As the holder of 100% of the membership interests of Project Viking, GFE has the sole power to vote, direct the vote, dispose or direct the disposition of the 39,080,949 Units beneficially owned by GFE.

(c)                                  None, other than as described in Item 3 above, which is incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  As described in Item 2 above, on July 31, 2013, Mr. Fagen and Mrs. Fagen ceased to be the beneficial owners of more than five percent of the Units.

Item 6:        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons hereby restate the disclosures contained in Item 6 of the Schedule 13D, which are hereby incorporated by reference.  GFE holds 100% of the membership interests of Project Viking and therefore controls Project Viking.

Item 3 above is hereby incorporated by reference.  The GF Bank Note is secured in part by all of Project Viking’s assets, including the Units owned by Project Viking.  The Fagen Note is secured by the membership interests of Project Viking held by GFE.  GFE anticipates borrowing funds from a commercial lender prior to August 30, 2013 in order to pay in full all obligations under the Fagen Note and the GF Bank Note.  Such a lender may likewise require a security interest in the Units owned by Project Viking and/or the membership interests of Project Viking held by GFE.

Pursuant to the Member Control Agreement, as majority owner of the Issuer, Project Viking is entitled to appoint a majority of the Issuer’s governors.  Project Viking has accordingly appointed five of the Issuer’s nine governors, each of whom is also a governor of GFE.  Project Viking has also appointed two alternate governors of the Issuer, who may act in place of an absentee governor appointed by Project Viking.  Both such alternate governors are also governors of GFE.

Pursuant to the Subscription Supplement Agreement, Project Viking agreed to vote the Units it holds in favor of and to cause the governors it appointed to the Issuer’s board of governors to vote in favor of the Specified Amendments to the Member Control Agreement. The first Specified Amendment would require that any Issuer board of governors action to (i) sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Issuer; (ii) merge or consolidate the Issuer with another person; (iii) materially change the business purpose of the Issuer; or (iv) voluntarily dissolve the Issuer, in each case would require the affirmative vote of at least two-thirds of the voting power of the Issuer’s governors in office. Under the Subscription Supplement Agreement, until the approval of these Specified Amendments by the Issuer’s members, Project Viking agreed that it will cause each governor it has a right to appoint to vote in favor of any of such actions only if at least one elected governor then serving on the Issuer’s board of governors also votes in favor of such action. The second Specified Amendment to the Member Control Agreement would add provisions consistent with the Subscription Supplement Agreement relating to alternate governors acting in the place and stead of absentee governors. The third Specified Amendment to the Member Control Agreement would remove the authority of the Issuer’s board of governors to increase the minimum ownership requirements and to place other membership restrictions on the holders of the Issuer’s Class B Units.  The Issuer agreed under the Subscription Supplement Agreement to call a special member meeting to consider and vote upon the Specified Amendments as soon as practicable following the closing.  GFE agreed to cause Project Viking to act in compliance with its covenants and obligations under the Subscription Supplement Agreement and the Subscription Agreement.

The Subscription Supplement Agreement also provides that at any member meeting of the Issuer, with respect to outstanding Units owned beneficially or of record by Project Viking, Project Viking will: (i) appear at such meeting or otherwise cause such Units to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted such Units in favor of the Specified Amendments and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, such Units against any proposal, action or transaction presented to the members of the Issuer (A) that could reasonably be expected to prevent or materially impede or delay the effectiveness of the Specified Amendments (including any proposal to amend Section 5.1(c) of the Member Control Agreement in a manner other than the Specified Amendments), (B) to change in any manner the voting rights of the Units or the appointment rights of the Issuer’s members or their affiliates, or (C) to alter or amend in any manner Section 5.6 or Section 5.8 of the Member Control Agreement with respect to contracts or transactions between the Issuer and governors or their affiliates.

Under the Subscription Supplement Agreement, Project Viking agreed that, except for actions taken in furtherance of the Subscription Supplement Agreement, Project Viking (i) has not entered, and will not enter at any time while the Subscription Supplement Agreement remains in effect, into any voting agreement or voting trust with respect to the Units owned beneficially or of record by Project Viking or its affiliates; and (ii) has not granted, and will not grant at any time while the Subscription Supplement Agreement remains in effect, a proxy, consent or power of attorney with respect to the Units owned beneficially or of record by Project Viking or its affiliates that is inconsistent with Project Viking’s or its appointed governors’ obligations under the Subscription Supplement Agreement.

The descriptions of the transactions and agreements set forth in this Item 6 are qualified in their entirety by reference to the complete agreements or instruments governing such matters, each of which is incorporated by reference and attached to this Statement as an exhibit pursuant to Item 7.

Item 7.                     Material to be Filed as Exhibits.

Exhibit A:  [Reserved].

Exhibit B:  Member Control Agreement of the Issuer, as amended through the date of this Amendment.

Exhibit C:  Unit Transfer Policy of the Issuer, dated November 5, 2008 (incorporated herein by reference to Exhibit C to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit D:  Subscription Agreement Including Investment Representations, dated July 2, 2010, between the Issuer and Project Viking, L.L.C. (incorporated herein by reference to Exhibit D to Amendment 1 to Schedule 13D filed on July 9, 2010).

Exhibit E:  [Reserved].

Exhibit F:  Subscription Agreement Including Investment Representations, dated May 19, 2011, between the Issuer and Project Viking, L.L.C. (incorporated herein by reference to Exhibit F to Amendment No. 3 to Schedule 13D filed on May 25, 2011).

Exhibit G:  Joint Filing Agreement, dated as of August 8, 2013, by and among the Reporting Persons.

Exhibit H:  Subscription Agreement Including Investment Representations, dated July 31, 2013, by and between the Issuer and Project Viking, L.L.C. regarding 8,075,000 Class A Units and 15,000,000 Class B Units, including the Subscription Supplement Agreement.

Exhibit I:  Promissory Note, dated July 23, 2013, between Granite Falls Bank, as Lender, and Project Viking, L.L.C. and Roland J. (Ron) Fagen, as Borrower.

Exhibit J:  Assumption Agreement among Granite Falls Energy, LLC, Project Viking, L.L.C., Roland J. Fagen and Granite Falls Bank.

Exhibit K:  Creditor and Debtors Agreement dated July 31, 2013 by and among Granite Falls Energy, LLC, Project Viking, L.L.C., Roland “Ron” J. Fagen and Granite Falls Bank.

Exhibit L:  Membership Interest Purchase Agreement effective July 31, 2013 by and between Granite Falls Energy, LLC and Roland J. Fagen and Diane K. Fagen.

Exhibit M:  Secured Promissory Note dated July 31, 2013, between Roland (Ron) J. Fagen and Diane K. Fagen, jointly as “Holder”, and Granite Falls Energy, LLC, as “Borrower.”

Exhibit N:  Subscription Supplement Agreement dated July 31, 2013, by and among Heron Lake BioEnergy, LLC, Granite Falls Energy, LLC and Project Viking, L.L.C.

Exhibit O:  Management Services Agreement effective as of July 31, 2013 between Granite Falls Energy, LLC and Heron Lake BioEnergy, LLC.

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 12, 2013

Granite Falls Energy, LLC

	By:	/s/ Paul Enstad
	Its:	Chairman

Project Viking, L.L.C.

	By:	/s/ Paul Enstad
	Its:	President

Schedule A

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Granite Falls Energy, LLC. The country of citizenship of each governor and executive officer is the United States of America, with the exception of Marten Goulet, who is a citizen of Canada.  The business address of each director and executive officer is: c/o Granite Falls Energy, LLC, 15045 Highway 23 S.E., Granite Falls, Minnesota 56241.

Governors:

Name	Principal Occupation or Employment
Paul Enstad	Chairman and Governor of GFE and HLBE; farmer
Rodney Wilkison	Vice Chairman and Governor of GFE and HLBE; financial consultant
Dean Buesing	Secretary and Governor of GFE; Governor of HLBE; farmer
Leslie Bergquist	Governor of GFE; Alternate Governor of HLBE; farm manager for Fagen Farms; consultant for Bergquist Consulting Corp.
Marten Goulet	Governor of GFE and HLBE; Chief Financial Officer of Wagner Construction, Inc.
Kenton Johnson	Governor of GFE; farmer
Shannon Johnson	Governor of GFE and HLBE; farmer
Myron Peterson	Governor of GFE; farmer
Martin Seifert	Alternate Governor of GFE; Executive Director of Avera Marshall Foundation
David Thompson	Governor of GFE; Alternate Governor of HLBE; railroad consultant for Flolo-Thompson, Inc.

Executive Officers:

Name	Principal Occupation or Employment
Steve Christensen	Chief Executive Officer and General Manager of GFE and and HLBE
Stacie Schuler	Chief Financial Officer of GFE and HLBE

Schedule B

The following table sets forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Project Viking, L.L.C. The country of citizenship of each governor and executive officer is the United States of America and the business address of each director and executive officer is: c/o Granite Falls Energy, LLC, 15045 Highway 23 S.E., Granite Falls, Minnesota 56241.

Governor and President:

Name	Principal Occupation or Employment
Paul Enstad	Chairman and Governor of GFE and HLBE; farmer